FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-held Company CNPJ/ME Nº 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. Publicly-held Company CNPJ/ME Nº 06.057.223/0001-71 NIRE 33.300.272.909

JOINT MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”) and its wholly-owned subsidiary Sendas Distribuidora S.A. (“Sendas”), pursuant to article 157 of Law No. 6,404/76 and Instruction No. 358/02, as amended, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) inform their shareholders and the market in general, in continuity to the material facts previously disclosed by each of the companies, that, at the general shareholders’ meetings of GPA and Sendas held on this date, the shareholders of each of GPA and Sendas approved a corporate reorganization proposal consisting of (i) Sendas’ partial spin-off, in order to segregate the participation of Sendas in Almacenes Éxito SA, and the transfer of certain operating assets, with the incorporation of the spun-off portion into GPA (the “Sendas Spin-off”); and (ii) GPA’s partial spin-off, in order to segregate the total shareholding interest that GPA holds in Sendas, with the delivery of the common shares issued by Sendas owned by GPA directly to GPA’s shareholders, at a ratio of one common share of Sendas for each common share issued by GPA (the “CBD Spin-off”).

The General Shareholders Meeting of GPA had the participation of shareholders representing 64.40% of the voting capital stock, with the Sendas Spin-off and the CBD Spin-off being approved by 99.99% of the shareholders who participated in the general shareholders meeting.

As previously disclosed to the market, Sendas, which obtained its registration from the CVM as a category “A” publicly-held company on December 11, 2020, has applied to list its common shares on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão and will apply to have American Depositary Shares (“ADSs”) representing its common shares, listed on the New York Stock Exchange (collectively, the “Listings”).

The distribution of the common shares and ADSs of Sendas to the shareholders and holders of ADSs of GPA as a result of the CBD Spin-off will occur after the Listings have been approved, based on a cut-off date and in accordance with procedures to be agreed with B3 and the New York Stock Exchange disclosed in due course. GPA and Sendas expect the distribution to occur before the end of the first quarter of 2021.

The common shares and ADSs of GPA will continue to trade with the right to receive common shares of Sendas through the cut-off date, which will be disclosed to the market in due course.

In addition, at the shareholders meeting of Sendas, Messrs. Christophe José Hidalgo, Philippe Alarcon, David Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos (independent) and Geraldo Luciano Mattos Júnior (independent) were elected to, jointly with Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Luiz Nelson Guedes de Carvalho (independent), compose the Board of Directors of Sendas.

São Paulo, December 31, 2020

Christophe José Hidalgo Interim Chief Executive Officer, Chief Financial and Investor Relations Officer of Companhia Brasileira de Distribuição	Daniela Sabbag Papa Chief Administrative, Financial and Investor Relations Officer of Sendas Distribuidora S.A.

Special Notice Regarding Forward-Looking Statements:

This document includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the officers of GPA and Sendas. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of GPA or Sendas and any of which could cause actual financial condition and results of operations to differ materially from those set out in the forward-looking statements of GPA and Sendas. You are cautioned not to put undue reliance on such forward-looking statements. GPA and Sendas undertake no obligation, and expressly disclaim any obligation, to update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 4, 2021
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.